                                                                   Exhibit 99.36

Safety-Kleen Announces Record Fourth Quarter and Year End Results

ELGIN, Ill. Feb. 13 /PRNewswire/ -- Safety-Kleen Corp. (NYSE: SK - news) today announced record fourth quarter and full year results for the period ended Jan. 3, 1998. The fourth quarter 1997 and full year pre-tax earnings were negatively impacted by $3.2 million for merger related expenses.

For the seventeen week period, consolidated revenue was $327.7 million, up 10% or $31 million compared with the similar period one year ago. In 1997, there were 17 weeks in the final quarter versus 16 weeks in 1996. Net income was $22.9 million or 12% higher than in the fourth quarter of 1996. For the period, diluted earnings per share were $0.38.

Revenue for the year was $1.008 billion, up 9% or $85 million over 1996 revenue of $923 million. Net earnings for 1997 were $63.2 million or $1.07 diluted earnings per share, an increase of $2.1 million. This compares with diluted earnings per share of $1.05 in 1996. The average number of shares and equivalent shares outstanding for the year was 58.9 million. The effective tax rate for 1997 was 37%, down from 40% in 1996 due to the timing of certain tax benefits realized.

Safety-Kleen President and Chief Operating Officer Joseph Chalhoub was extremely pleased with the results, stating that numerous markets achieved strong revenue gains for the year. "In particular, our North American Automotive Retail/Repair Service revenue increased $23 million due primarily to significant gains in our Vacuum Service. Imaging Services and Envirosystems in North America also achieved revenue gains of 33% and 16% respectively. In addition, we are very pleased with the improvement in our Fluid Recovery Service ("FRS") which has seen growth of $22.1 million year over year, or 15%. The majority of the increase came from the Technical Field Service or "Lab Pack" business we initiated early in 1997 which contributed approximately $12.5 million to the FRS revenue total. New service offerings including Imaging, Vacuum, and Lab Pack contributed revenue in excess of $60 million in 1997, exceeding our goal by $10 million," said Chalhoub.

The Company further noted that European revenues were strong and under constant exchange rates, revenue would have been approximately $7 million higher or approximately 10% over last year.

Chalhoub stated that while the Company's Oil Recovery Service ("ORS") continues to be impacted by lower base and blended lube oil selling prices, ORS still achieved an overall revenue gain for the year due to higher volume of blended lube oil as well as higher used oil collection prices realized as a prior acquisition is further integrated into the Safety-Kleen structure. The average combined collection fee for oil, oily water and glycol for 1997 was $0.283 per gallon compared with $0.264 during 1996. Base lube oil selling prices for the year averaged $0.83 per gallon compared with $0.97 per gallon in 1996 and $0.99 per gallon in 1995.

The Company further added that SG&A expense trends are positive. SG&A expenses were 13.7% of 1997 revenue, as compared to 14.3% of revenue in 1996. The final quarter of 1997 saw this rate decrease to 12.8%. "We have made extensive efforts to bring our spending levels down and have seen definite improvement as a result," noted Chalhoub.

Safety-Kleen remains committed to its $27 per share all-cash merger agreement with SK Parent Corp. that was entered into November 20, 1997 after several months of evaluating strategic alternatives. "The Board has made very difficult decisions with respect to the future of Safety-Kleen and the enhancement of shareholder value. We believe that the all-cash merger is in the best interests of shareholders and we remain focused on seeking shareholder approval of the merger at a special meeting of shareholders on February 25, 1998," Chalhoub concluded.

Safety-Kleen is an industrial and environmental service company dedicated to helping nearly 400,000 industrial and automotive customers recycle and process their waste streams.

                          CONSOLIDATED STATEMENT OF EARNINGS
                      ($ in thousands, except per share amounts)

                           SEVENTEEN       SIXTEEN   FIFTY-THREE     FIFTY-TWO
                         WEEKS ENDED    WEEKS ENDED  WEEKS ENDED   WEEKS ENDED
                         Jan. 3, 1998 Dec. 28, 1996 Jan. 3. 1998 Dec. 28, 1996
    Revenue
     North America
      Industrial Services
        Parts Cleaner         $46,175       $41,527     $140,922     $128,801
        Fluid Recovery         54,084        46,451      165,147      143,038
        Total Industrial      100,259        87,978      306,069      271,839

      Automotive/Retail
       Repair Services         86,163        79,662      267,997      244,969
       Oil Recovery Services   50,123        48,350      156,259      150,838
       Other                   55,943        46,561      167,700      149,156
       Total North America    292,488       262,551      898,025      816,802

     Europe                    35,243        34,399      109,878      106,324

    Consolidated Revenue      327,731       296,950    1,007,903      923,126

    Operating costs and
      expenses                241,843       216,086      748,986      671,971
    Gross profit               85,888        80,864      258,917      251,155
    Selling and administrative
      expenses                 41,913        41,382      138,492      131,665

    Operating income           43,975        39,482      120,425      119,490

    Merger related costs        3,231             0        3,231            0
    Interest expense, net       5,161         5,384       16,694       17,842

    Earnings before income
      taxes                    35,583        34,098      100,500      101,648

    Income taxes               12,710        13,674       37,330       40,539

    Net earnings              $22,873       $20,424      $63,170      $61,109

    Earnings per share:
      Basic                     $0.39         $0.35        $1.08        $1.05
      Diluted                   $0.38         $0.35        $1.07        $1.05

    Average number of shares
      outstanding              58,662        58,246       58,415       58,089
    Average number of common
      and common equivalent
      shares outstanding       59,921        58,364       58,926       58,152

Cash dividends per common
share                           $0.09         $0.09        $0.36        $0.36

A. The Company's interim reporting periods are twelve weeks each for the first three reporting periods of the year and seventeen and sixteen weeks for the fourth reporting period of 1997 and 1996, respectively.